Esther L. Moreno
Akerman LLP
Three Brickell City Centre 98 Southeast Seventh Street
Suite 1100
Miami, FL 33131

T: 305 374 5600
F: 305 374 5095

December 7, 2020

VIA EDGAR

Mr. Joshua Shainess

Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

RE:	Amerant Bancorp Inc.

Amendment No. 1 to Schedule TO-I

Filed November 30, 2020

File No. 005-90924

Dear Mr. Shainess:

On behalf of Amerant Bancorp Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 3, 2020, regarding the above referenced Amendment No. 1 to Schedule TO-I filed on November 30, 2020 (the “Amended Schedule TO-I”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

General

1.

We note your response to prior comment 2 but are unable to agree with your conclusion that the price range satisfies the requirement to state the amount of consideration offered to security holders. In this respect, we are unaware of any recent modified Dutch auction tender offers completed by issuers using a range of this breadth. We have concerns that the price range is overly broad and thus inconsistent with Item 1004(a)(1) of Regulation M-A and Section 14(e) of the Securities and Exchange Act of 1934. Accordingly, please revise the Offer materials to reflect a narrower price range and advise us of how you intend to re-disseminate the offer materials.

akerman.com

U.S. Securities and Exchange Commission

December 7, 2020

Response:

We acknowledge the Staff’s comment. We do not believe the range of $2.90 or 30% from the minimum price to the maximum price was unreasonable at the time the price range was established given the circumstances discussed with the Staff relating to the historical and recent trading prices and volatility of the Shares, the historical and recent level of discount that the Shares trade at compared to the Class A common stock and the volatility in the banking and financial institutions industry this year due to a variety of factors, including the impact of COVID-19 and interest rates. Nevertheless, in an effort to strictly comply with the Staff’s guidance and the requirements of Item 1004(a)(1) of Regulation M-A, the Company has narrowed the price range in this tender offer to no less than $11.05 per Share and no more than $12.55 per Share, or a range of $1.50 or 13.6% from the minimum price to the maximum price. We have revised the Offer materials to reflect this narrower price range. We have also issued a press release to announce the adjustment to the price range. As we have revised and filed the Offer materials before the opening of the market on December 7, 2020, there are 10 business days remaining in the tender offer and the expiration date and time remains December 18, 2020 at 11:59 p.m., New York City time. Additionally, the revised Offer materials are being made available and/or mailed, as appropriate, to the record holders and beneficial holders of the Shares through Computershare and Broadridge. The Information Agent will provide additional copies of the Offer materials as requested by holders of the Shares.

We believe the response provided above fully addresses the Staff’s comments. If you have any questions, please call the undersigned at 305-982-5519.

Sincerely,

AKERMAN LLP

/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:	Amerant Bancorp Inc.
Carlos Iafigliola
Iván Trujillo

Akerman LLP
Arturo H. Banegas Masiá